Exhibit 99.1

Trina Solar Announces First Quarter 2012 Results

CHANGZHOU, China, May 23, 2012 /PRNewswire-Asia/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products, today announced its financial results for the first quarter of 2012.

First Quarter 2012 Financial and Operating Highlights

•                  Solar module shipments were approximately 380 MW for the first quarter of 2012, compared to the Company’s previous guidance of between 400 MW to 430 MW, representing a decrease of 10.6% sequentially

•                  Net revenues were $349.9 million, a decrease of 19.7% sequentially

•                  Gross profit was $20.3 million, a decrease of 34.7%

•                  Gross margin, including provisions for potential countervailing and anti-dumping duties totaling $26.2 million, was 5.8%, compared to the Company’s previous guidance of low teens in percentage terms, compared to 7.1% in the fourth quarter of 2011

•                  Gross margin, excluding provisions for potential countervailing and anti-dumping duties, was 13.3%

•                  Loss from operations was $39.9 million, compared to operating loss of $62.9 million in the fourth quarter of 2011

•                  Operating margin was negative 11.4%, compared to negative 14.4% in the fourth quarter of 2011

•                  Net loss was $29.8 million, compared to net loss of $65.8 million in the fourth quarter of 2011

•                  Earnings per fully diluted American Depositary Share (“ADS”) were negative $0.42, compared to negative $0.93 in the fourth quarter of 2011

“While we maintained relatively strong shipments in a seasonally low first quarter, continued module price declines adversely impacted our profitability despite significant cost improvements.” said Jifan Gao, Chairman and Chief Executive Officer of Trina Solar. “Additionally, our first quarter benefited from shipments to the United States in connection with qualified projects under the U.S.’s 1603 Federal Grant Program.”

“Though we see further signs of industry consolidation, we are addressing the challenges of the current market environment by accelerating the delivery of innovative, technology-driven products and providing differentiated service offerings.”

“We were pleased to announce our successful execution and early April delivery of 500 MW of our high-efficiency Honey technology-based module capacity, which currently offers module power of up to 265 watts for rooftop applications.

Our latest advancement in Honey technology, Honey Ultra, was recently confirmed by TUV Rheinland to have reached 284.7 watts peak, which is believed to be a world record for a standard multicrystalline module 1650mm by 992mm in size. This and other technological innovations will be enhanced by the May 2012 opening of our new State Key Research Laboratory, located within our PV Park.

Further, our new TrinaSmart solution, which offers system management and enhanced output capabilities down to the module level, is undergoing advanced customer testing in preparation for its upcoming launch in the third quarter.”

In the first quarter, we also announced the establishment of our fourth and fifth Sales and Project Development Offices in Chengdu and Urumqi, China, which we believe will support the growing number of scale projects we have signed initial agreements to develop.”

“Lower system costs continue to drive market opportunities throughout the Americas and our market development efforts have expanded in South America, the Caribbean Islands and in Canada, where we have established a legal operating entity in Ontario. Meanwhile, in Africa and the Middle East, we are working with a growing number of local developers and utilities to supply power purchase agreement-driven projects, which are increasingly independent of traditional feed-in-tariffs.

“Finally, in the area of corporate social responsibility, we are very pleased by our recent number one overall ranking in the Silicon Valley Toxics Coalition’s 2012 Solar Scorecard. We believe this reflects our increasing effort and commitment toward ensuring our role in the PV sector remains positive for the environment, our workers, and the communities in which we conduct our business.”

Recent Business Highlights

During the first quarter of 2012, the Company:

•                  Announced the establishment of the Changzhou Trina International School. In addition to providing benefits in line with its corporate social responsibility commitments, the school is expected to offer Trina Solar a competitive advantage in attracting and retaining top management and R&D talent, and to complement the opening of our National PV Research Laboratory within our Changzhou Trina PV Park.

•                  Announced that Mr. Junfeng Li, an independent director, resigned from the Company’s board of directors, effective January 4, 2012. Mr. Li, who was appointed an independent director in November 2007, will focus on his recent appointment by the National Development and Reform Commission as the director of the National Research Center for Climate Strategies.

•                  Announced the offering of a three-pronged service solution featuring in-house design services, new high performance ‘Honey’ modules and the Trinamount racking system. Trina Solar also announced the availability of its high performance 60-cell and up to 260 W ‘Honey’ module series to the North American market.

•                  Announced that its multicrystalline modules manufactured with European-sourced silicon wafers had been certified by the independent Italian institute ICIM and fulfill GSE requirements for a 10% feed-in tariff premium in Italy.

•                  Announced the establishment of its fourth and fifth sales and project development offices in Chengdu and Urumqi, China. The recent opening of these two strategically located sales and project development offices in western China coincides with the China National Development and Reform Commission’s decision to develop photovoltaic plants in these regions.

•                  Announced with actor, race car driver, and advocate Patrick Dempsey (as part of Dempsey Racing) a new philanthropic initiative to bring affordable clean energy to communities around the U.S. This will involve donating solar modules to local schools, health clinics, and nongovernmental organizations and building the infrastructure to sustain the investment, including a network of supportive local partners, local installers, and system component providers.

•                  Announced that a preliminary determination had been made by the Department of Commerce, or DOC, in Washington, DC regarding the exportation of crystalline silicon photovoltaic cells and modules from China. The ruling establishes a preliminary rate of 4.73% for Trina Solar applicable to the importation of solar cells and modules or panels produced in China. Trina Solar, among other suppliers, was identified as an exporter of these products to the United States market. The DOC further ruled that the scope of the case covered exports to the United States of solar cells made in China, as well as modules manufactured outside of China from solar cells produced in China. The DOC clarified that the scope does not cover the exportation of modules manufactured in China from solar cells produced in a third country. Trina Solar is taking the steps necessary to comply with these administrative proceedings while abiding by its contractual commitments.

•                  Announced the launch of a partner program for installers in German-speaking markets starting in April 2012. The program is called Trina Solar Partner Plus and offers a number of benefits to registered members including exclusive offers, technical service, active sales support and first hand information. Similar partner programs have been subsequently announced in the United Kingdom and Italy.

Subsequent Events

Subsequent to the first quarter of 2012, the Company:

•                  Announced that it will partner with the Plant-for-the-Planet Children’s Initiative to offset the carbon emissions of the Lotus F1 Team single seaters, the Formula 1 racing team that the Company sponsors. The Company intends to plant 9,000 trees a year for the next three years, or a total of 27,000 trees. The annual environmental benefit from the trees is estimated to be equivalent to the emissions from the team’s Grand Prix track activity over the course of five full seasons of Formula 1.

•                  Announced the intention of its subsidiary, Trina Solar (U.S.) Inc., to donate 10.5 kW of its solar modules to the American Lung Association’s San Diego offices. This announcement was made as the Association released its annual State of the Air report on air quality.

•                  Announced that it has entered into a supply agreement with Longyuan (Tibet) New Energy Co., Ltd. (“Longyuan (Tibet)”) to supply a 2.1 MW off-grid solar system project in the Northern Tibetan region of Naqu.

•                  Announced that a preliminary determination had been made by the DOC regarding the exportation of crystalline silicon photovoltaic cells and modules from China. A preliminary antidumping duty rate of 31.14% was calculated to apply to the importation into the United States of Trina Solar’s solar cells and modules/panels produced in China. The DOC also preliminarily determined that the antidumping duty investigation does not apply to modules manufactured in China that incorporate solar cells produced in a third country. The DOC found “critical circumstances” and therefore the antidumping duty rate will apply retroactively to imports, beginning approximately 90 days prior to the preliminary determination. Trina Solar continues to actively defend its position in these administrative proceedings.

First Quarter 2012 Results

Net Revenues

Net revenues in the first quarter of 2012 were $349.9 million, a decrease of 19.7% sequentially and 36.5% year-over-year. Total shipments were 380.0 MW, compared to the Company’s previous guidance of between 400 MW to 430 MW, compared to 424.9 MW in the fourth quarter of 2011 and 320.4 MW in the first quarter of 2011. The sequential decrease in revenues was primarily due to lower total shipments combined with a decrease in module average selling price, while the year-over-year decrease was due primarily to lower module average selling price.

Gross Profit and Margin

Gross profit in the first quarter of 2012 was $20.3 million, compared to $31.0 million in the fourth quarter of 2011 and $151.3 million in the first quarter of 2011. Gross profit during the first quarter of 2012 includes provisions of $6.9 million and $19.3 million for potential countervailing and anti-dumping duties, respectively, relating to the import of solar modules into the United States during the first quarter.

Gross margin was 5.8% in the first quarter of 2012, compared to the Company’s previous guidance of low teens in percentage terms, compared to 7.1% in the fourth quarter of 2011 and 27.5% in the first quarter of 2011. The sequential decrease in gross margin was due primarily to anti-dumping and countervailing duty provisions offsetting reduced costs, while the year-on-year decrease in gross margin was due primarily to module average selling price declines in excess of reduced costs.

The Company’s gross profit and gross margin, excluding the provisions for potential countervailing and anti-dumping duties, were $46.5 million and 13.3%, respectively.

Operating Expense, Income and Margin

Operating expenses in the first quarter of 2012 were $60.1 million, a decrease of 36.0% sequentially and 9.9% year-over-year. The Company’s operating expenses represented 17.2% of its first quarter net revenues, a decrease from 21.6% in the fourth quarter of 2011 and an increase from 12.1% in the first quarter of 2011. The sequential percentage decrease was primarily due to a reduction in allowances for doubtful receivables in the first quarter of 2012 while the year-to-year percentage increase was primarily due to the decrease in net revenues. Operating expenses in the first quarter of 2012 included $2.0 million in share-based compensation expenses, compared to $2.0 million in the fourth quarter of 2012 and $1.6 million in the first quarter of 2011.

As a result of the foregoing, loss from operations in the first quarter of 2012 was $39.9 million, compared to operating loss of $62.9 million in the fourth quarter of 2011 and operating income of $84.5 million in the first quarter of 2011. Operating margin was negative 11.4% in the first quarter of 2012, compared to negative 14.4% in the fourth quarter of 2011 and 15.3% in the first quarter of 2011.

Net Interest Expense

Net interest expense in the first quarter of 2012 was $8.8 million, compared to $8.3 million in the fourth quarter of 2011 and $6.7 million in the first quarter of 2011. The sequential increase in net interest expense was primarily due to an increase in average bank borrowings, partially offset by an increase in interest income in the first quarter of 2012.

Foreign Currency Exchange

The Company had a foreign currency exchange gain of $9.0 million in the first quarter of 2012, which included changes in fair value of derivative instruments, compared to a net loss of $4.3 million in the fourth quarter of 2011 and a net loss of $24.1 million in the first quarter of 2011. This net gain was primarily due to the appreciation of the Euro against the U.S. dollar during the first quarter of 2012, augmented by gains from foreign currency forward contracts used by the Company to hedge its foreign currency risk exposure.

The Company continued to hedge for foreign exchange rate volatility during the first quarter of 2012 using forward contracts involving the Euro, Renminbi, and U.S. dollar currencies.

Income Tax Benefit and Expense

Income tax benefit was $8.8 million in the first quarter of 2012, compared to income tax benefit of $5.1 million in the fourth quarter of 2011 and income tax expense of $12.3 million in the first quarter of 2011. The income tax benefit in the first quarter of 2012 was primarily the result of a deferred tax benefit recognized in connection with the net operating losses incurred in the quarter.

Net Income and EPS

As a result of the foregoing, net loss was $29.8 million in the first quarter of 2012, an decrease from net loss of $65.8 million in the fourth quarter of 2011 and a decrease from net income of $47.7 million in the first quarter of 2011.

Net margin was negative 8.5% in the first quarter of 2012, compared to negative 15.1% in the fourth quarter of 2011 and 8.7% in the first quarter of 2011.

Earnings per fully diluted ADS were negative $0.42 in the first quarter of 2012. The effects of the first quarter foreign currency exchange net gain were approximately $0.13 per fully diluted ADS.

Financial Condition

As of March 31, 2012, the Company had $748.3 million in cash and cash equivalents and restricted cash, and a working capital balance of $685.0 million. Total bank borrowings were $1,020.4 million, of which $518.8 million were long-term borrowings. The Company increased its short-term borrowings by $112.1 million to approximately $501.6 million as of March 31, 2012. During the first quarter of 2012, the Company repurchased $9.8 million of its senior convertible notes due July 2013, which resulted in a gain of $1.2 million.

Shareholders’ equity was $1.11 billion as of March 31, 2012, a decrease from $1.15 billion at the end of the fourth quarter of 2011.

Second Quarter and Fiscal Year 2012 Guidance

For the second quarter of 2012, the Company expects to ship between 500 MW to 520 MW of PV modules.

The Company believes its overall gross margin for the second quarter, including the impact of provisions for potential countervailing and anti-dumping duties, will be approximately 10 percent. This figure takes into account wafer and cell requirements outsourced to third party suppliers to meet demand in excess of its internal capacity. Such guidance is based on the exchange rate between the Euro and U.S. dollar as of May 23, 2012.

For the full year 2012, the Company expects total PV module shipments between 2.0 to 2.1 GW, representing an increase of 32.5% to 39.1%, respectively, from 2011.

Operations and Business Outlook

Non-Silicon Cost

In the first quarter of 2012, the Company achieved its previously announced 2012 target of below $0.60 per watt for non-silicon manufacturing costs for core raw materials in module production. The non-silicon manufacturing cost in the first quarter of 2012 was $0.58, compared to $0.64 per watt in the fourth quarter of 2011. The sequential reductions in non-silicon manufacturing costs were primarily due to improved supply chain costs, as well as from increases in the Company’s module efficiencies and improvements in the manufacturing process.

Given that the Company has already achieved its previous 2012 target, the Company now expects to reach a non-silicon manufacturing cost of below $0.50 per watt by the end of 2012 through adopting innovative technological and manufacturing process improvements, including proprietary processes for ingot, wafer, cell and module manufacturing, higher cell conversion efficiencies, and further supply chain and logistics management initiatives currently under testing or development.

Silicon Procurement

Through its diversified range of short, medium and long-term supply agreements, the Company will continue to maintain competitive silicon costs relative to the current market price.

As a result of renegotiation of a significant portion of its long-term silicon supply agreements, the Company continues to expect a sequential reduction in its manufacturing costs in the second quarter of 2012.

2012 Manufacturing Capacity

As of March 31, 2012, the Company’s annualized in-house ingot and wafer production capacity was approximately 1.2 GW.

To produce its new high efficiency multicrystalline-based ‘Honey’ technology-based module, the Company has increased its in-house PV cell and module production capacity by approximately 500 MW, to a total of 2.4 GW in April, 2012.

Technology Development

The Company has achieved what is believed to be a new world record for its laboratory-tested multicrystalline module power output, with a 156x156mm 60 cell module reaching 284.7 watts peak. The results have been confirmed by TUV Rheinland. The record was set using the Company’s latest generation ‘Honey’ technology platform.  The Company announced a previous test result of 274.3 watts peak in September 2011.

Project Development

The Company has entered into framework agreements with local municipal governments in China to develop multi-year power plant projects commencing in late 2012 and 2013. Commencement of the projects is conditional upon a number of factors, some of which are beyond the Company’s control, such as the availability of network transmission and interconnection facilities, project rights assignment, and investments in land or local manufacturing facilities.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on May 23, 2012, to discuss the results for the quarter ended March 31, 2012. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Mark Kingsley, Chief Commercial Officer, Gary Yu, Senior Vice President, Operations, and Thomas Young, Vice President, Investor Relations. Supplemental information will be made available on the Investors Section of the Trina Solar’s website at http://www.trinasolar.com. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 8075-7277.

If you are unable to participate in the call at this time, a replay will be available on May 23 at 6:00 p.m. ET, through May 30, at 11:59 p.m. ET. To access the replay, dial 1 (855) 859-2056, international callers should dial +1 (404) 537-3406, and enter the conference ID 8075-7277.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers to have developed a vertically integrated business model that extends from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Trina Solar Limited

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
Net revenues	$349,880	$435,690	$550,853
Cost of revenues	329,619	404,664	399,573
Gross profit	20,261	31,026	151,280
Operating expenses
Selling expenses	27,381	26,547	22,867
General and administrative expenses	26,082	59,562	31,936
Research and development expenses	6,685	7,834	11,983
Total operating expenses	60,148	93,943	66,786
Operating (loss) income	(39,887)	(62,917)	84,494
Foreign exchange gain (loss)	6,472	(12,230)	15,613
Interest expenses	(11,511)	(9,095)	(8,095)
Interest income	2,734	757	1,386
Gain (loss) on change in fair value of derivative	2,520	7,895	(39,698)
Other expenses, net	1,029	4,680	6,273
(Loss) income before income taxes	(38,643)	(70,910)	59,973
Income tax benefit (expenses)	8,822	5,140	(12,320)
Net income (loss)	(29,821)	(65,770)	47,653
Net income (loss) of the noncontrolling interest	—	1	—
Net income (loss) attributable to Trina Solar Limited	$(29,821)	$(65,771)	$47,653
(Loss) earnings per ADS
Basic	(0.42)	(0.93)	0.68
Diluted	(0.42)	(0.93)	0.63
Weighted average ADS outstanding
Basic	70,586,800	70,549,620	70,226,257
Diluted	70,586,800	70,549,620	79,041,486

Unaudited Condensed Consolidated Statement of Comprehensive Income

Net income (loss)	$(29,821)	$(65,770)	$47,653
Other comprehensive income:
Foreign currency translation adjustments	(3,874)	(5,081)	(300)
Comprehensive income (loss)	(33,695)	(70,851)	47,353
Less: comprehensive income (loss) attributable to non-controlling interest	—	1	—
Comprehensive income (loss) attributable to Trina Solar Limited	$(33,695)	$(70,852)	$47,353

Trina Solar Limited

Unaudited Condensed Consolidated Balance Sheet

(US dollars in thousands)

	March 31	Dec 31	March 31
	2012	2011	2011
ASSETS
Current assets:
Cash and cash equivalents	$632,488	$816,780	$489,820
Restricted cash	115,787	79,602	64,813
Marketable Securities	—	—	426
Inventories	351,036	249,779	179,780
Project assets	9,235	8,861	42,110
Accounts receivable, net	555,206	466,537	542,967
Current portion of advances to suppliers	67,196	63,492	82,370
Prepaid expenses and other current assets, net	106,646	83,671	90,297
Total current assets	1,837,594	1,768,722	1,492,583
Property, plant and equipment	944,801	919,727	663,851
Project assets- long term	5,062	2,902	—
Intangible assets, net	42,629	42,848	36,854
Advances to suppliers - long-term	123,286	120,144	94,807
Investment in affiliates	7,753	4,067	319
Deferred tax assets	19,038	19,038	15,405
Other noncurrent assets	2,296	—	196
TOTAL ASSETS	$2,982,459	$2,877,448	$2,304,015
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$501,599	$389,472	$153,286
Accounts payable	534,045	478,840	253,223
Convertible note payable	—	—	137,065
Income tax payable	4,437	4,502	46,656
Accrued expenses and other current liabilities	112,504	134,621	132,487
Total current liabilities	1,152,585	1,007,435	722,717
Long-term bank borrowings	518,840	520,151	295,652
Convertible note payable	118,006	127,756	—
Accrued warranty costs	62,467	58,810	44,194
Other noncurrent liabilities	16,873	17,971	18,454
Total liabilities	1,868,771	1,732,123	1,081,017
Ordinary shares	39	40	40
Additional paid-in capital	653,002	650,944	644,628
Retained earnings	452,130	481,951	567,423
Other comprehensive income	8,317	12,190	10,707
Total Trina Solar Limited shareholders’ equity	1,113,488	1,145,125	1,222,798
Non-controlling interest	200	200	200
Total equity	1,113,688	1,145,325	1,222,998
TOTAL LIABILITIES AND EQUITY	$2,982,459	$2,877,448	$2,304,015

For further information, please contact:

Trina Solar Limited

Terry Wang, CFO Phone: + (86) 519-8548-2009 (Changzhou)

Thomas Young, Vice President, Investor Relations Phone: + 1 (408) 459-6706 (San Jose) Email: ir@trinasolar.com	Michael Fuchs Phone: + (86) 10-6566-2256 Email: trina@brunswickgroup.com